

Mail Stop 3233

August 2, 2016

<u>Via E-mail</u>
Michael Szymanski
Chief Executive Officer
ZAIS Financial Corp.
Two Bridge Avenue, Suite 322
Red Bank, New Jersey 07701

       Re: **ZAIS Financial Corp.**
              Amendment No. 2 to Registration Statement on Form S-4
              Filed July 19, 2016
              File No. 333-211251
              Form 10-K for Fiscal Year Ended December 31, 2015
              File No. 001-35808

Dear Mr. Szymanski:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 8, 2016 letter.

Amendment No. 2 to Registration Statement on Form S-4 Filed July 19, 2016

Exhibit 5.1

1. We note the assumption contained in paragraph 6 on page 2 of the opinion. Please confirm that you will file an appropriately unqualified opinion by post-effective amendment or on Form 8-K or Form 6-K, to the extent such filings are incorporated by reference into the registration statement, no later than the closing date of the exchange offer. Refer to Staff Legal Bulletin No. 19.

ZAIS Financial Corp. Form 10-K for the year ended December 31, 2015

Item 8. Financial Statements and Supplementary Data, page 80

Note 2. Summary of Significant Accounting Policies, page 86

Revenue Recognition, page 91

Mortgage Loans Held for Investment, at Fair Value, page 91

2. We note your response to comment 14 and your proposed revised disclosure. Please clarify for us and further revise your disclosure to describe in more detail your methodology for allocating a portion of the change in fair value to interest income. Please provide us an example of your proposed disclosure.

You may contact Becky Chow, Staff Accountant, at (202) 551-6524 or Jennifer Monick, Assistant Chief Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities

cc: Justin Howard, Esq.